

July 29, 2011

Via E-mail
Mr. Jeffrey Siegel
Chief Executive Officer
Lifetime Brands, Inc.
1000 Stewart Avenue
Garden City, New York 11530

> **RE:** **Lifetime Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 000-19254**

Dear Mr. Siegel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Notes to the Financial Statements

Note A – Significant Accounting Policies

General

2. It appears that you have amounts accrued for sales incentives as disclosed on page F-30. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers or for any other sales incentives provided to your customers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. Refer to ASC 605-50-45. Please also address the nature of the customer deductions that you discuss on page 21.

Note C – Investment in Grupo Vasconia, S.A.B, page F-12

3. Please tell us what consideration you gave to providing financial statements for Grupo Vasconia, S.A.B. pursuant to Item 3-09 of Regulation S-X. Please provide us with your significance tests. You disclose on page 14 that you may designate four persons to be nominated as members of the Board of Directors for Grupo Vasconia, S.A.B. Please tell us the total number of Board members. Please also tell us what consideration you gave to your representation on the Board of Directors as well as your ability to acquire a controlling interest in determining how to account for your investment in this entity.

Note E – Debt, page F-15

4. Pursuant to the provisions of the ASC 470-10, you classified portions of the amounts due under the revolving credit facility as well as the convertible senior notes as a long-term liability. For each of these debt agreements, please provide us with a comprehensive explanation as to how you determined this was appropriate based on the criteria of 470-10.

5. The senior notes are convertible at the option of the holder any time prior to maturity into shares of your common stock at a conversion price of $28.00 per share, subject to adjustment in certain events. Please disclose the specific types of events which would result in changes to the conversion price. Please also help us better understand how you accounted for these shares pursuant to ASC 470-20. Specifically, please tell us how you determined that these notes have a cash conversion feature.

Note K – Commitments and Contingencies, page F-27

Legal Proceedings, page F-28

6. You are a defendant in various lawsuits and regulatory proceedings that may require the recall of products. You disclose you do not expect the outcome of any of these matters to have a material adverse effect on your financial condition. Please address the following:

   - Please also disclose your consideration of the impact of these matters, individually or collectively, on your results of operations and cash flows; and
   - Please tell us whether you have a warranty reserve. If so, please provide the disclosures required by ASC 460-10-50.

7. You responded to the EPA's Request for Information related to the San German Ground Water Contamination site dated May 29, 2008. At this time, you believe it is not possible to evaluate the outcome of this matter. Please update your disclosure to discuss any new information related to this matter. Please help us better understand why you are not able to determine the likelihood that you will incur a loss given the length of time that has passed. If you do determine that there is at least a reasonable possibility that a loss may have been incurred, you should disclose this and also the amount of that loss or range of possible loss or state that such a loss cannot be estimated. Refer to ASC 450-20-50. To the extent you are not able to estimate the reasonably possible loss, please provide us with a specific and comprehensive discussion as to why you cannot make an estimate and what procedures are in place on quarterly basis to attempt to determine such an estimate.

Form 10-Q for the Period Ended March 31, 2011

General

8. Please address the above comments in your interim filings as well, as applicable.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jeffrey Siegel
Lifetime Brands, Inc.
July 29, 2011
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772, or in her absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief